Caddell Prep Inc.

91 Guyon Ave

Staten Island, NY 10306

https://caddellprep.com

With the recent COVID-19 pandemic, many schools, parents, and students were forced to turn to online education and remote learning. While many families are experiencing financial hardship at this time, it is my belief that in the end, more families will be receptive and turn to online forms of education and test preparation for their children.

Our focus this year will be on selling direct to consumers through organic search results by search engine optimization and through email marketing. A complex marketing funnel will include follow up emails from lead generation and retargeting ads on Facebook and through Google's advertising platform.

We believe investing in this sales method will provide the greatest ROI because optimizing the website and other content such as YouTube videos for natural search results will have a lasting impact.

The Company and its Business

Company Overview

Caddell Prep provides affordable, online, self-paced test prep and math tutorials with an initial focus on niche tests. Our current test prep courses are SHSAT, TACHS, Algebra Regents, Geometry Regents and SAT. We sell access to self-paced test prep courses, ranging from $249-$699. However, we make use of discounts such as 40% off to sell the courses. We also sell licenses to schools and other organizations that offer test prep to students at a rate of $20-$50 per student. In addition to the paid test prep subscription, we offer free math lessons, practice, and online homework as a way to acquire leads and penetrate the market.

Competitors and Industry

There are many online test prep competitors, but they focus on the larger, nation-wide tests such as SAT, ACT and GMAT. We are focused on niche tests where there is much less competition. These tests are predominantly taken early than the SAT, ACT or GMAT, so we can acquire customers now for the niche tests and retain them for the nation-wide tests also.

Current Stage and Roadmap

We are focusing on selling direct to consumers. We have found that selling to schools without a sales team is challenging because school administration moves slow. Consumers are able to make their own independent purchase decisions. Our focus is on consumers, but we raised the cost of our courses from $19.95 per month or $79 for a course up to $249-$699 for access to courses. We have been able to sell the courses at full price and at a discounted price by using steep discounts such as 40% off or $200 off. However, even with the discounts, the costs of the courses are still an increase over the previous prices.

We currently have courses for NYS tests that students take from grades 6 through 12. Our goal is to be the leader in the New York market by focusing our marketing budget there.

Marketing includes search engine optimization to increase organic traffic to the website. We will try to capture the emails of non-purchasers and/or show them retargeted ads on Facebook and through Google.

The Team

Officers and Directors

Name: Glyn Caddell

Glyn Caddell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: May 08, 2017 - Present

Responsibilities: Oversee overall strategy of the company, meet with clients, and manage daily operations.

Position: Director

Dates of Service: May 08, 2018 - Present

Responsibilities: Vote on board decisions.

Other business experience in the past three years:

Employer: SITHS Alumni Association Employer:

Title: President

Dates of Service: September 15, 2014 - Present

Responsibilities: Overall strategy of the association

Other business experience in the past three years:

Employer: Caddell Prep LLC

Title: Owner Title:

Dates of Service: February 14, 2012 - Present

Responsibilities: Oversee operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year.

The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

 We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. For example, there are many specific markets we can enter with a specific test prep course, such as the HSPT; however, we may not choose to do so.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Caddell Prep Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Caddell Prep Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Caddell Prep Inc. could harm our reputation and materially negatively impact our financial condition and business.

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We developed much of our platform, and as a result, the platform is fully live. We also experimented with Google Adwords and Facebook Ads, which proved to be unprofitable marketing methods. We purchases email lists which will help us market to principals and teachers in our target markets for the next year.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. We finished 2017 under $5,000 in total revenue. We had over $5,000 in revenue in September 2018 alone. We expect to grow to much higher revenue numbers now that we have a plan for selling directly to schools.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand: 5,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will help us grow. We have other means of raising funds and nine months of runway.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the total goal is met, it will comprise about 95% of our funds. Raising this round will help us grow by developing a sophisticated sales team.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

12 months. We will use our funds for marketing directly to schools and have minimal product development.

How long will you be able to operate the company if you raise your maximum funding goal?

28 months. We will aggressively market to schools (sales leads, appointment setting, sales rep, mailings) and further develop personalization on the site (engineering expense).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are considering a seed round (350 - 700k) from angel investors in 18 months to make a strong nationwide push with sales and incorporate AI into our product.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions T

he Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $1,222,276.00

Valuation Details: Our pre-money valuation was determined on October 15,2018, using the Berkus Method. The Berkus Method is to look at five criteria and give a value from $0 to $500k for each. The following valuations were used: sound idea - $400k, prototype - $350k, quality management team - $150k, strategic relationships - $0, product rollout or sales - $350k. A value of $400k was given to sound idea because we believe the business is in a growing market and there is demand for test prepartation. A value of $350k was given to prototype because the product had been iterated well beyond a minimum viable product. The product is currently being used by consumers and schools. A value of $150k was given to the quality of management team because Glyn Caddell has built a company from scratch before, but he has not built a highgrowth company. A value of $0 was given for strategic relationships because although we have identified potential relationships, we do not have any. A value of $350k was given to product rollout or sales because our product is live and loved by our customers. Our customers gave us a net-promoter score of 8.56. The Board of Directors believes this is a fair valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.88 we plan to use these proceeds as follows:

StartEngine Platform Fees 6.0%

Marketing 94.0%

We will use the money to roll out a sales campaign at targeted junior high schools. The funds will be used to cover expenses involved in sales, such as pamphlets, presentations, travel and leads.

If we raise the over allotment amount of $106,999.86, we plan to use these proceeds as follows:

StartEngine Platform Fees 6.0%

Marketing 64.0%

We will use the funds to sell our test prep to junior high schools and high schools throughout New York. The funds will cover a targeted marketing campaign including, ads, mailers, presentations, pamphlets, leads and travel expenses.

Research & Development 25.0%

We will use the funds to improve the personalization functionality on our site, connecting data between different subjects and continuing to build out our unlimited questions for additional practice.

Working Capital 5.0%

We will use these funds to cover unexpected expenses that may arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://caddellprep.com (https://caddellprep.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.